September 20, 2007

Mail Stop 4561

By U.S. Mail and facsimile to 020 7356 2141

Helen A. Weir
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
Form 20-F filed June 8, 2007
File No. 001-15246

Dear Ms. Weir:

We have reviewed your response to our comment letter dated May 30, 2007, and the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Operating and financial review and prospects, page 13

Results of Operations – 2005 compared with 2004, page 16

Operating and financial review and prospects, page 13

Volatility, page 33

1.   We refer to your response to comment 2 of our letter dated May 30, 2007 regarding the substantive reasons why management considers the non-GAAP banking volatility measures provide useful information to outside investors. Please address the following with respect to transfers to the Central group, through the implemented internal pricing arrangements, of only the volatility associated with marking-to-market derivatives held for risk management purposes:

  •   Explain why segment results as presented in footnote 3 on page F-17 better reflect the operating performance of reportable segments by not considering corresponding transfers of the volatility associated with changes in the underlying hedged assets and liabilities;

  •   Explain why the exclusion of the banking volatility from the central group segment presented in non-GAAP segment results provides more useful additional information to investors as opposed to a reallocation of the banking volatility to the various primary reporting banking segments where the volatility originates;

  •   Discuss the basis for stating that changes in market variables are beyond the control of management considering the Company's use of derivative hedging transactions are a means for controlling the variability of these market variables.

2.   We refer to your response to comment 3 of our letter dated May 30, 2007, with respect to the use of intra-group and external derivatives for managing interest rate and other market risks on a consolidated basis. We note that the group treasury function aggregates risk exposures and manages them to within agreed limits by entering into transactions with the Group's products and markets business unit. Please tell us the following:

  •   With respect to derivative transactions that qualify for hedge accounting under IAS 39 and involve intra-group derivative transactions, please explain your process followed in complying with the requirements of paragraphs 88-102 of IAS 39;

- Given the aggregation of risk exposures by the group treasury function, explain whether there is a time lag between the creation of a risk exposure through an external market transaction and the subsequent designation of a derivative as a hedging instrument, and if so, how that is factored in determining compliance with the requirements of IAS 39;

- Please clarify what it means to manage risk exposures to within agreed limits and how that is considered in determining compliance with IAS 39 for hedge accounting.

Financial Statements for the year ended December 31, 2006

Note 3, Segmental analysis, page F-17.

3.   We note your response to the first bullet of comment 6 of our letter dated May 30, 2007, regarding accounting by segments of derivative transactions entered into externally by the central segment on behalf of operating segments.   Please address the following:

- Tell us and revise future filings to clarify what changes in interest accruals and cash funding of derivative transactions represent;

- Describe to us the authoritative accounting literature you relied on to determine that the presentation of your segment results, based on the transfer pricing arrangements as disclosed, is in accordance with IFRS as adopted by the EU;

- Please tell us and revise the footnote in future filings to provide an expanded disclosure of your transfer pricing arrangements related to derivative contracts entered into by banking units for risk management purposes. Disclose the basis of pricing inter-segment transfers, including the transfer to group corporate treasury of the volatility related to derivative hedging transactions of the banking businesses. Refer to paragraph 75 of IAS 14.

4.   We refer to your response to the second bullet point of comment 6 of our letter dated May 30, 2007. We note that the derivative transactions that give rise to the banking volatility are related to specific revenue generating assets and liabilities of the reportable banking segments. Please tell how you determined that an allocation of the volatility related to derivative transactions to the central treasury group, without a corresponding transfer of the volatility related to the hedged assets and liabilities, results in a reasonable allocation of revenues and expenses to segments in accordance with IAS 14.

5.   We refer to your response to the third bullet point of comment 6 of our letter dated May 30, 2007. Please confirm that you will revise future filings to provide an enhanced disclosure of the nature of the activities conducted by the Central Group segment, especially as it relates to the component titled "Funding cost of acquisitions less earnings on capital" on page 32 of your filing.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if you have any questions regarding these comments.

Sincerely,

Amit Pande
Assistant Chief Accountant